Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated February 10, 2012 (except Note 8, as to which the date is February 27, 2012) with respect to the combined financial statements and schedules of Selected Properties of CommonWealth REIT; (ii) our report dated December 22, 2011 (except Note 4, as to which the date is February 27, 2012), with respect to the balance sheet of Select Income REIT; and (iii) our report dated November 23, 2012 (except Note 3, as to which the date is November 30, 2012) with respect to the Statement of  Revenues and Certain Operating Expenses for 45101-45301 Warp Drive, all incorporated by reference in the Registration Statement (Form S-11) of Select Income REIT for the registration of an additional 1,150,000 common shares of beneficial interest.

/s/ ERNST & YOUNG LLP

Boston, MA

November 30, 2012